03017809

NO ACT
P.E 3-24-03
132-2419

ACT PUHCA of 1935
SECTION 2(a)(3)
RULE
PUBLIC AVAILABILITY 3/25/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

March 25, 2003

Patrick T. Horne, Esquire
McGuire Woods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030

Re: Dominion Equipment II, Inc. et al.
File No. 132-3

Dear Mr. Horne:

Enclosed is our response to your letter of March 24, 2003. By incorporating our answer in the enclosed copy of your letter, we avoid having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche

David G. LaRoche
Special Counsel

Enclosure

CRG/H

PUBLIC

RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 03-1-OPUR
Dominion Equipment II, Inc., Et Al.

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of March 24, 2003, we would not recommend any enforcement action to the Commission under section 2(a)(3) of the Public Utility Holding Company Act of 1935 against The Passive Participants, as defined in your letter, if the proposed Transaction takes place in the manner and under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche

David G. LaRoche
Special Counsel

March 25, 2003

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Patrick T. Horne
Direct: 804.775.1387

McGUIREWOODS

phorne@mcguirewoods.com
Direct Fax: 804.698.2064

March 24, 2003

ACT PuHCA of 1935
SECTION 2(a)(3)
RULE
PUBLIC AVAILABILITY 3/25/03

Office of Public Utility Regulation
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attn: Catherine Fisher

Re: Request for No-Action Letter
Under Section 2(a)(3) of the Public Utility Holding Company Act of 1935

Dear Ms. Fisher:

We are writing on behalf of our client, Dominion Equipment II, Inc., a Virginia corporation, (hereinafter referred to as "Lessee/Sublessor") under that certain synthetic lease transaction (the "Transaction") evidenced by that certain Participation Agreement dated as of August 22, 2000 (as subsequently amended and modified from time to time, the "Participation Agreement"), among Lessee/Sublessor, Dominion Resources, Inc., as Guarantor, Wells Fargo Bank Northwest, National Association, successor in interest to First Security Bank, National Association, not in its individual capacity, but solely as Certificate Trustee (the "Certificate Trustee") of the DRI Trust No. 2000-A (the "Trust"),[1] Wells Fargo Bank Nevada, National Association, successor in interest to First Security Trust Company of Nevada, not in its individual capacity, but solely as Administrative Agent (the "Administrative Agent"), the financial institutions party thereto from time to time, as Certificate Holders (collectively, the "Certificate Holders")[2], Hatteras Funding Corporation, as CP Lender, the financial institutions party thereto from time to time, as Facility Lenders and Purchasers (collectively, the "Lenders")[3], and Bank of America, National Association, as Administrator. For purposes of this letter, the Lessee/Sublessor, the Lenders, the Certificate Holders, the Certificate Trustee, the Administrative Agent and the Trust are referred to collectively, from time to time, as "Passive Participants" and individually as a "Passive Participant."

[1] The Trust was created pursuant to the Trust Agreement dated as of August 22, 2000 between the Certificate Holders and the Certificate Trustee (the "Trust Agreement").

[2] As of the date of this letter, the Certificate Holders are Banc of America Facilities Leasing, LLC BNP Paribas, and Bayerische Landesbank Girozentrale, Cayman Islands Branch.

[3] As of the date of this letter, the Lenders are Hatteras Funding Corporation, Bank of America, National Association, Bayerische Landesbank Girozentrale, Cayman Islands Branch, BNP Paribas, Credit Suisse First Boston, National Australia Bank Limited, A.C.N. 004044937, Mellon Bank, N.A., KBC Bank N.V., Norddeutsche Landesbank Girozentrale, New York/Cayman Islands Branch, and Morgan Stanley Senior Funding, Inc.

In the firm's capacity as counsel to the Lessee/Sublessor, and pursuant to the Participation Agreement, the purpose of this letter is to request, on behalf of Passive Participants, that the Staff of the SEC concur in our view that none of the Passive Participants, by virtue of their participation in the Transaction, will be an "electric utility company" under Section 2(a)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

I. Background

The Transaction entails the financing and purchase of gas turbine generators, heat recovery steam generators, other generation-related equipment (collectively, the "Equipment"), the development and construction of a combined cycle electric generating facility incorporating the Equipment located near Dumfries, Virginia (collectively, the "Project"), and a gas-pipeline to deliver natural gas as fuel for the generating equipment.[4] As discussed in more detail below, the legal title to the Project is held by the Trust acting through Val T. Orton, as Virginia trustee ("Virginia Trustee"), for the benefit of the Certificate Holders.[5] The Lessee/Sublessor has leased the Project from the Trust, acting through the Virginia Trustee, and has in turn subleased the Project to Dominion Virginia Power. The Project will be operated exclusively by Dominion Virginia Power and used exclusively by Dominion Virginia Power for the generation of electricity in the course of its public utility operations.[6]

II. Structure of the Transaction.

The Transaction is structured as a synthetic lease. Under a synthetic lease structure, the lessee/operator of a generating facility is the owner for tax purposes while the lessor/owner is the

[4] As discussed further below, although the construction of the gas pipeline is financed under the Transaction, Dominion Virginia Power will retain ownership of the gas pipeline.

[5] Because the Trust estate includes the Site and the Project and it was unclear under Virginia law whether the Certificate Trustee, as a "national association," could hold title to the Site and the Project without qualifying to do business in Virginia, Mr. Orton was appointed as Virginia Trustee by the Certificate Trustee to take and hold title to the Site and the Project and to serve as the nominal lessor of the Site and the Project under the Lease. The Virginia Trustee is bound by the terms of the Trust Agreement, and the Virginia Trustee may not take any action without the prior approval of the Certificate Trustee.

[6] The use of Lessee/Sublessor as an intermediary between the Trust and Dominion Virginia Power was driven by timing considerations. Although the Project was always intended for use by Dominion Virginia Power, the equipment purchase and construction schedule required that the financing arrangements be in place before it could be known whether the Virginia State Corporation Commission ("VSCC") would approve Dominion Virginia Power's participation in the Transaction. Accordingly, it was necessary to close the financing with Lessee/Sublessor as lessee until the VSCC approved Dominion Virginia Power's involvement in the Transaction. Although the Lessee/Sublessor's role in the transaction was effectively redundant once VSCC approval of Dominion Virginia Power involvement had been obtained, the Lessee/Sublessor remains a part of the Transaction because its removal and complete substitution by Dominion Virginia Power would have required a substantial revision to the financing documents at significant costs to Lessee/Sublessor and Dominion Virginia Power and arguably these revisions would themselves have required additional approval from the VSCC thereby causing delay in the Project's development. Had the VSCC unexpectedly not approved the Transaction, the Lease would have been terminated or the Equipment would have been subleased by the Lessee/Sublessor to another Dominion entity at a different site.

owner for accounting purposes. Accordingly, the documents entered into in connection with the Transaction (collectively the "Operative Documents") provide that it is the intent of the parties that the Transaction be deemed a lease for accounting purposes only and that for income tax, insolvency and other purposes, the Transaction shall be deemed a financing and Lessee/Sublessor is deemed to be the owner of the Project.

Each of the Certificate Holders and the Lenders, respectively, has the right to receive payments under the Operative Documents in the form of monthly yield payments and monthly interest payments, respectively. The Certificate Holders and the Lenders, acting through the Administrative Agent, also have the right to approve the Project's pre-commercial operation budget for Equipment procurement and major construction agreements and changes thereto, to ensure that amounts under such contracts do not exceed the amount of the financing commitment and that that such contracts meet certain minimum requirements such as being fixed price contracts and providing for a collateral assignment of the contract to the Administrative Agent. The Certificate Holders and the Lenders, acting through the Administrative Agent, also have the right, in addition to the other remedies provided for in the Operative Documents, to pursue traditional loan type remedies in the event of a default by the Lessee/Sublessor. None of the Passive Participants have any review or approval rights in any aspect of the operation of the Project or contractual arrangements relating to Project (e.g., fuel purchase, O&M Agreements) after commercial operation of the Project. All such post-commercial operation matters are exclusively within the control and discretion of Dominion Virginia Power.

In order to facilitate the Transaction, the Certificate Trustee was appointed by the Certificate Holders to purchase the Equipment, lease the Site, and cause the Project to be constructed and otherwise act on the Certificate Holders' behalf and administer the Trust. The Certificate Trustee, in turn, appointed the Lessee/Sublessor as it agent to carry out its Project related responsibilities under a project supervisory agreement (the "Project Supervisory Agreement") between the Certificate Trustee and the Lessee/Sublessor. In its capacity as the Certificate Trustee's agent, the Lessee/Sublessor, on the Certificate Trustee's behalf, entered into and administers the various equipment procurement and construction agreements necessary to complete the Project.[7]

The Certificate Holders and the Lenders appointed the Administrative Agent to act on their behalf in connection with the Transaction. Pursuant to a security agreement ("Security Agreement"), the Administrative Agent has been granted a security interest in the Project by the Certificate Trustee for the benefit of the Certificate Holders and the Lenders in the Project.

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[7] The Operative Documents permit only the Lessee/Sublessor to request monthly advances to pay for the construction costs associated with the Project. Accordingly, while the Lessee/Sublessor has subleased the Project to Dominion Virginia Power pursuant to the Sublease, the Lessee remains the only party entitled to receive construction funding under the Operative Documents. Once the Project enters commercial operation, as discussed further below, the Lessee/Sublessor has no control over the Project or entitlement to revenues related to the Project other than lease payments from Dominion Virginia Power under the Sublease.

The Trust funded the purchase of the Equipment, lease of the Site and the construction of the Project using funds provided by the Certificate Holders and the Lenders. Pursuant to the Trust Agreement, the Certificate Holders agreed to purchase certificates from the Trust in order to provide the equity portion of the financing for the Project, and the Certificate Trustee agreed to apply the proceeds from the purchase of these certificates to fund approximately three percent (3%) of the costs of the Project. The remaining funds necessary to acquire the Equipment and complete construction of the Project were obtained through a loan agreement ("Loan Agreement") between the Trust and the Lenders (the "Loan Agreement").

The site upon which the Project will be developed and constructed (the "Site") is adjacent to an existing electric generating facility owned by Virginia Electric and Power Company ("Dominion Virginia Power"). The Site is owned by Dominion Virginia Power and has been leased to the Trust, acting through the Virginia Trustee, under a ground lease ("Ground Lease"). In addition, Dominion Virginia Power is constructing a gas pipeline to provide fuel for the Project. Although Dominion Virginia Power will retain legal title to the gas pipeline, it has assigned to the Trust, acting through the Virginia Trustee, its rights under certain construction, operation and maintenance and interconnection agreements relating to gas pipeline (collectively the "Gas Pipeline Contracts"). Finally, Dominion Virginia Power has entered into an Easement Support Agreement with the Certificate Trustee that gives the Virginia Trustee the right to use for Project purposes certain of Dominion Virginia Power's adjacent property, including, without limitation, retention/detention ponds, holding ponds, oil tanks, fire protection systems and switchyards and the gas pipeline to be constructed by Dominion Virginia Power pursuant to the Gas Pipeline Contracts.

The Project (including the Dominion Virginia Power property described above) is leased by the Trust, acting through the Virginia Trustee, to the Lessee/Sublessor under a net lease (the "Lease") with an initial term of five years, with an option for three additional one year extensions and thereafter an option for up to three additional 5 year extensions (subject, in each instance, to the satisfaction of certain conditions set forth in the Lease). The terms and conditions of the Lease are substantially similar to those contained in a typical triple net lease used in other synthetic lease transactions. Among other things, the Lease gives the Lessee/Sublessor full care, custody and control of the Project and makes the Lessee/Sublessor responsible for the construction, operation and management of the Project, including insurance, maintenance and taxes during the term of the Lease. As allowed under the terms of the Lease, the Lessee/Sublessor fulfilled its obligations under the Lease by subleasing the Project (the "Sublease") to Dominion Virginia Power so that Dominion Virginia Power has full care, custody and control of the Project.

Under the Lease, none of the Trust, the Certificate Trustee, the Certificate Holders, the Administrative Agent, nor any Lender, is entitled to exercise operational control over the Project (absent a default by Lessee/Sublessor under the Lease), or to receive any revenues from the sale of electricity from the Facility but will only be entitled to lease payments from Lessee/Sublessor under the Lease. Similarly, under the Sublease, Lessee/Sublessor is not entitled to exercise operational control over the Facility (absent a default by Dominion Virginia Power under the Sublease) or to receive any revenues from the sale of electricity from the Facility but will only be entitled to lease payments from Dominion Virginia Power in an amount equal to Lessee/Sublessor's lease payments to the Trust under the Lease.

The Lease grants the Lessee/Sublessor an option to purchase the Project at or prior to the end of the term of the Lease. The Sublease provides Dominion Virginia Power with all of Lessee/Sublessor's rights under the Lease, including the option to require the Lessee/Sublessor to exercise the Lessee/Sublessor's purchase option under the Lease and to direct the Trust, acting through the Virginia Trustee, to convey title to the Project to Dominion Virginia Power. In the event that the Lessee/Sublessor does not exercise its purchase option and the Lease is not renewed, the Lessee/Sublessor must at the end of the Lease term sell the Project on behalf of the Trust to a third party not affiliated with Lessee/Sublessor. In addition, in the event that the Lessee/Sublessor defaults on its obligations under the Project Supervisory Agreement, the Lease, or the other Operative Documents, or the Trust defaults under its loan from the Lenders, the Administrative Agent will be able to exercise traditional secured lender remedies that include taking possession of the Project for ultimate sale, lease or operation. Of course, if the Lessee/Sublessor or any of the other Passive Participants were to gain dominion or operational control over the Project as a result of the expiration of the Lease or the Sublease or exercise of default remedies thereunder or otherwise gains dominion or operational control over the Project, the facts relevant to this request for a no-action letter would no longer apply, and in that circumstance the relevant parties would seek all regulatory approvals that are required for its possession or operation of the Project.

Because the Transaction involved a generating facility that would ultimately be leased and operated by Dominion Virginia Power, the construction of the Project, the synthetic lease financing arrangements, the Ground Lease, the Easement Support Agreement, the assignment of Dominion Virginia Power's rights under the Gas Pipeline Contracts, the Lease and the Sublease were subject to the approval of the Virginia State Corporation Commission ("VSCC"). The approval of the VSCC was granted in a series of orders.[8] In addition to approving the leasing and financing arrangements, the VSCC also found that neither the Trust, as lessor, nor the Lessee/Sublessor would be considered public utilities subject to the VSCC's jurisdiction by virtue of the consummation of the Transaction.[9]

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[8] *Virginia Electric and Power Company*, Case Nos. PUE000343 and. PUF000021, Order Granting Additional Authority, PUR 4th, Slip Opinion (June 29, 2001); *Application of Virginia Electric and Power Company,* Case Nos. PUE000343 and PUF00021, Order Granting Reconsideration, (2001 Va. PUC LEXIS 2) (April 2, 2001); *Virginia Electric and Power Company*, Case No. PUE000343 and Case No. PUF000021, Final Order, PUR 4th Slip Opinion (2001 Va. PUC LEXIS 1) (March 12, 2001); *Virginia Electric and Power Company,* Case No. PUE000741, Order Issuing Certificate of Public Convenience and Necessity (2001 Va. PUC LEXIS 272) (November 5, 2001); *Virginia Electric and Power Company*, Order, Case No. PUF000021, (2000 Va. PUC LEXIS 504) (October 3, 2000); *Virginia Electric and Power Company,* Order, Case No. PUF000021 (2000 Va. PUC LEXIS 505) (November 17, 2000).

[9] *Virginia Electric and Power Company,* 2001 Va. PUC LEXIS 1, * 22.

III. Discussion

Section 2(a)(3) of the 1935 Act provides, in pertinent part, that an "electric utility company" is "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale...." If the Lessee/Sublessor or any of the other Passive Participants were deemed to own the Project, they could be considered electric utility companies under the 1935 Act and the upstream owners of Passive Participants could then be considered a "holding company" within the definition of Section 2(a)(7) of the Act.[10] Because, however, the Passive Participants' interest in the Project are analogous to the passive lease arrangements that are provided to owner/lessors under Rule 7(d),[11] none of the Passive Participants should be deemed to be an "electric utility company" within the meaning of Section 2(a)(3) of the Act.

Rule 7(d) resulted from, among other things, a recognition by the Commission that passive owner/lessors generally will not provide lease financing for generating facilities if entering into such arrangements subject them to regulation under the Act.[12] Further, the Commission did not believe, given the passive nature of the ownership interests of owner/lessors, that it was necessary to them as statutory utility companies under the Act.[13] Accordingly, Rule 7(d) declares "holders of certain kinds of essentially passive interests in electric or gas utility facilities created by standard types of long-term net leases to operating public utility companies not to be electric or gas utility companies under Sections 2(a) (3) and 2(a)(4) of the [Act]."[14]

Rule 7(d) provides in pertinent part that:

> A company shall not be deemed to be an electric utility company or a gas utility company which owns any of the facilities specified in sections 2(a)(3) and (4) [of the Act] Provided, That:

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[10] The Passive Participants cannot rely upon exempt wholesale generator ("EWG") status under Section 32 of the Act for certainty that they will not be deemed to be "electric utility company" by virtue of their participation in the Project. As financial institutions, the Passive Participants are not exclusively engaged in the business of owning and operating an eligible facility and thus, are ineligible for EWG status.

[11] 17 C.F.R. § 250.7(d) (2002).

[12] *Notice of Proposed Rule 7(d) under the Public Utility Holding Company Act of 1935 to Exclude from the Definition of Ownership in Sections 2(a)(3) and 2(a)(4) the Interest of Certain Kinds of Lessors under Long-Term Net Leases of Utility Facilities, Public Utility Holding Company Act of 1935, Release No. 17843,*, 1973 SEC LEXIS 2220 at *21-22 (May 31, 1973) (Holding Company Act Release No. 17843).

[13] *Id. at *5-6.*

[14] *Adoption of Rule 7(d) under the Public Utility Holding Company Act of 1935 to Exclude from the Definition of Ownership in Sections 2(a)(3) and 2(a)(4) the Interest of Certain Kinds of Lessors under Net Leases of Utility Facilities and Amendment of Rule 106, Public Utility Holding Company Act of 1935t Release No. 17980,*, 1973 SEC LEXIS 2877 at *1 (May 31, 1973) (*Holding Company Act Release No. 17980)*

(1) Such company owns the facility as a company, as a trustee, or as holder of a beneficial interest under a trust, or as a purchaser or assignee of any of the foregoing; and

(i) Such facility is leased under a net lease directly to a public utility company either as a sole lessee or joint lessee with one or more other public utility companies, and such facility is or is to be employed by the lessee in its operations as a public utility company; and

(ii) Such company is otherwise primarily engaged in one or more businesses other than the business of a public utility company, or is a company all of whose equity interest is owned by one or more companies so engaged, either directly or through subsidiary companies; and

(iii) The terms of the lease have been expressly authorized or approved by a regulatory authority having jurisdiction over the rates and service of the public utility company which leases such facility; and

(iv) The lease of the facility extends for an initial term of not less than 15 years, except for termination of the lease upon events therein set forth, unless the owner shall state in the initial certificate filed pursuant to paragraph (d)(5) of this section that a shorter term specified in the lease is not less than two-thirds of the expected useful life of the facility; and

(v) The rent reserved under the lease shall not include any amount based, directly or indirectly, on revenues or income of the public utility company, or any part thereof.[15]

The Commission Staff, has on a number of occasions concluded that in situations where a lease transaction broadly satisfies the policies embodied in Rule 7(d) and an exemption would conform with the policies and intent of the Act, a no-action position may be taken even though the particular facts and circumstances of the lease transaction vary in some degree from literal requirements of the rule.[16] As discussed below, because the Transaction complies in all material respects with the requirements of Rule 7(d), the Staff should reach the same conclusion with respect to the Transaction.

[15] 17 C.F.R. § 250.7(d) (2002).

[16] *See e.g., Energy Services Credit Corporation,* 2000 SEC No Act. LEXIS 720 (July 11, 2000) (issuing no-action letter to lessor whose lease did not comply with the requirements of Rule 7(d)(1)(iii) or (iv); *City of Gainesville,* 1998 SEC No-Act. LEXIS 1039 (Nov. 30, 1998) (issuing no-action letter for lease transaction that did not comply with Rule 7(d)(1) and 7(d)(1)(iii); *GE Capital Corp.,* 1996 SEC No-Act. LEXIS 624 (June 21, 1996) (issuing no-action letter for lease transactions that may not satisfy Rule 7(d)(1)(iii) or (iv)).

a. **Rule 7(d)(1)**

Rule 7(d)(1) requires that the ownership of the generating facility be as a "company, as a trustee, or as a holder of a beneficial interest under a trust or as a purchaser or assignee of any of the foregoing." All of the Passive Participants with an ownership interest in the Project satisfy the requirements of Rule 7(d)(1). The Trust, acting through its trustees, the Virginia Trustee and the Certificate Trustee, holds legal title to the Project and thus each of these entitles satisfies the requirements of Rule 7(d)(1). The Certificate Holders satisfy the requirements of Rule 7(d)(1) because they own the beneficial interests in the Trust. The Lessee/Sublessor leased the Project from the Trust and as discussed above, is deemed to the owner of the Project for all purposes other than accounting purposes. The other Passive Participants, the Administrative Agent and the Lenders do not hold an ownership interest in the Project. Rather, the Administrative Agent holds a lien on the Project for the benefit of the Lenders in order to secure the loans made by the Lenders to the Trust under the Loan Agreement. If any of the Administrative Agent or the Lenders were to gain an ownership interest in the Project, they would necessarily have to seek all regulatory approvals that are required for their possession or operation of the Project.

b. **Rule 7(d)(1)(i)**

Rule 7(d)(1)(i) requires that the leases be net leases directly to a public utility of facilities that will be employed by the public utility lessee in its operations as a public utility. The Transaction, viewed in its totality, satisfies the requirements of Rule 7(d)(1)(i). The purpose of the Transaction is to finance the development, equipment procurement and construction of the Project for the ultimate use by Dominion Virginia Power in its public utility operations. Although a two-step process, in that the Trust leases the Project to the Lessee/Sublessor who then subleases the Project to Dominion Virginia Power, the end result of the Transaction is that the facility is leased to Dominion Virginia Power for use in its public utility operations. In addition, both the Lease and the Sublease are net leases under which the lessee is responsible for the operation and maintenance and taxes associated with the leased generating facilities and the loss or destruction of the Equipment during the term of the Lease and/or Sublease. In addition, the lessee under the Lease and the Sublease is responsible for the payment of periodic rent which obligation continues even if the leased Equipment is damaged or destroyed. Further, as discussed below, the rent payments under the Lease and the Sublease do not include any amounts based on the revenues of the lessee.

c. **Rule 7(d)(1)(ii)**

Rule 7(d)(1)(ii) requires that the owners of leased facility be primarily engaged in one or more businesses other than the business of a public utility. The Passive Participants satisfy this requirement. The Trust is a legal entity established for the sole purpose of acquiring and holding title to the Project and performing its other obligations under the Operative Documents. The Trust may not engage in any other business without the prior consent of the Certificate Trustee and the Certificate Holders. The Certificate Holders and the Lenders are financial institutions that are regularly engaged in commercial lending transactions. The Certificate Trustee and the Administrative Agent are financial institutions that regularly serve in the capacity of a trustee and agent, respectively, in commercial transactions. The Lessee/Sublessor is a sole purpose entity that has no other business other than acting as the Certificate Trustee's agent under the Project Supervisory Agreement to develop the Project and the sublease the Project to Dominion Virginia Power.

d. **Rule 7(d)(1)(iii)**

Rule 7(d)(1)(iii) requires that the terms of the lease have been expressly authorized or approved by a regulatory authority having jurisdiction over the rates and services of the public utility company that leases the facilities. As discussed above, the Virginia State Corporation Commission reviewed and approved the Transaction, including the Lease and the Sublease.

e. **Rule 7(d)(1)(iv)**

Rule 7(d)(1)(iv) requires that the lease of the facility extend for an initial term of not less than 15 years or two-thirds of the useful life of the leased equipment. The Lease and the Sublease do not satisfy the literal requirements of this section. As noted above, the initial term of the Lease and the Sublease is five years, with an option for three additional one year extensions and thereafter an option for up to three additional 5 year extensions (subject, in each case, to the satisfaction of certain conditions set forth in the Lease and the Sublease). Rule 7(d)(1)(iv) addresses a concern that an owner/lessor under a shorter-term lease might be able to exercise control over the utility lessee's business.[17] This concern is not present with regard to the Transaction. As noted above, during the term of the Sublease, Dominion Virginia Power will have total and exclusive control over the Project. Further, at any time during the Sublease term, or at the end of the Sublease term, Dominion Virginia Power has the right to require the Lessee/Sublessor to exercise its option to purchase the Project pursuant to the Lease and cause the Trust to convey title to the Project to Dominion Virginia Power. The price for such a purchase is pre-set by the terms of the Lease to be equal to the then outstanding loan balance. Further, Dominion Virginia Power is free to obtaining financing for the purchase of the Project from sources other than the Passive Participants. Equally important, Dominion Virginia Power is under no compulsion to extend the term of the Sublease. Finally, it should be noted that future dispositions of the Project are subject to the prior approval of the Virginia State Corporation Commission. In short, absent a default by Dominion Virginia Power under the Sublease, the decision to use or discontinue the use of the Project in Dominion Virginia Power's public utility operations is solely within the control of Dominion Virginia Power, subject only to obtaining requisite regulatory approvals from the Virginia State Corporation Commission.

[17] *See* Holding Company Act Release No. 17843, 1973 SEC LEXIS 2220, *33-34, 37.

f. Rule 7(d)(1)(v)

Rule 7(d)(1)(v) requires that rent received under a lease not include any amount based, directly or indirectly, on revenues or income of the public utility company or any part thereof. As discussed above, neither the Passive Participants under the Lease nor the Lessee/Sublessor under the Sublease are to receive any revenues from the sale of electricity from the Facility but will only be entitled to lease payments from Lessee/Sublessor under the Lease, which do not include, directly or indirectly any revenues or income of Dominion Virginia power or any part thereof. Accordingly, Rule (d)(1)(v) is satisfied with respect to all of the Passive Participants, including without limitation, the Lessee/Sublessor.

IV. Conclusion

Based on the facts and analysis set forth above, we respectfully request a no-action letter concurring with our view that none of the Passive Participants by virtue of the Transaction including by entering into the Operative Agreements and performing the transactions contemplated therein, will "own" or "operate" (as that term is used in Section 2(a)(3) of the 1935 Act) facilities used for the generation, transmission or distribution of electric energy for sale, and thus none of the Passive Participants will be an "electric utility company" under Section 2(a)(3) of the 1935 Act. If the Lessee/Sublessor or the Passive Participants were to gain dominion or operational control over the Project as a result of the expiration of the Lease or the Sublease or the exercise of default remedies thereunder or otherwise gains dominion or operational control over the Project, the facts relevant to this request for a no-action letter would no longer apply, and in that circumstance the relevant parties would seek all regulatory approvals that are required for its possession or operation of the Project.

If you have any questions or desire any additional information regarding the matters discussed in this letter, please contact the undersigned at (804) 775-1387. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Very truly yours,

Patrick T. Horne

Patrick T. Horne

Cc: Martha C. Baker
David G. LaRoche
Robert D. Wason

\\ric7\1387\DRI\synleaseII\EWG\No Action Letterrev fin.doc

Structure for Possum Point Synthetic Lease Financing



Certificate Holders Certificate Trustee
Trust Agreement
Certificate Trustee, Lenders, Certificate Holders, Administrative Agent, Administrator, Dominion Equipment II, Inc. and Dominion Resources, Inc. (as guarantor)
Participation Agreement
Certificate Trustee, Lenders
Loan Agreement
Dominion Resources, Inc.
Lease Guarantee
Generation Equipment Contracts
Installation Contracts
THE TRUST
Acting through
Certificate Trustee/Virginia Trustee (Lessor)
Ground Lease
Lease
Supervisory Agreement
Easement Support Agreement
Dominion Equipment II, Inc (Lessee/Sublessor)
Assignments of Contract Rights under the 3 pipeline agreements
Sublease
Pipeline Construction Agreement
Pipeline O&M Agreement
Cove Point LNG LP Interconnection Agreement
Dominion Virginia Power (Sublessee)